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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                SEC FILE NUMBER

                                    0-5474

                                 CUSIP NUMBER

                                  656863-10-7

(Check One)

[X] Form 10-K and Form 10-KSB [ ] Form 290F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 2000
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[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I -- Registration Information

Full Name of Registrant: North American Gaming and Entertainment Corporation
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Former Name if Applicable:
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Address of Principal Executive Office (Street and Number):
13150 Coit Road, Suite 125
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City, State and Zip Code: Dallas, Texas 75240
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Part II -- Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III -- Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

  Due to unavoidable absences of key personnel during key times relating to preparation of the Form 10-KSB and delays in receipt of information from non-controlled equity investees, the Company has not been able to complete its preparation of the Form 10-KSB.

Part IV -- Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

     Mike Parsons       (972) 419-8311
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     (Name)             (Area Code)/(Telephone Number)

     (2) Have all other periodic reports required under section 13 of 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is no, identify report(s).

     [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Net income is anticipated to be approximately $600,000, compared to approximately $1.3 million for fiscal 1999 due to the inclusion in fiscal 1999 of a gain of approximately $1.1 million from the sale of the cruise operations of registrant discussed in its definitive Information Statement filed with the SEC on December 10, 1999 and distributed to registrant's stockholders.

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North American Gaming and Entertainment Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                   NORTH AMERICAN GAMING AND
                                   ENTERTAINMENT CORPORATION

Date: April 1, 2001                By:    /s/E. H. Hawes, II
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                                        E. H. Hawes, II, Chief Executive Officer